FORM 6-K

          SECURITIES AND EXCHANGE COMMISSION

               Washington, D.C.  20549

               Report of Foreign Issuer
       Pursuant to Rule 13a - 16 or 15d - 16 of
         the Securities Exchange Act of 1934

            For the month of November, 2003

             Intertape Polymer Group Inc.

               110E Montee de Liesse
        St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

      Form 20-F                Form 40-F      X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

      Yes                      No             X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______]

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109944.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            INTERTAPE POLYMER GROUP INC.



Date:  November 14, 2003      By:  /s/Victor DiTommaso
                                   Victor DiTommaso, CPA
                                   Vice President, Finance

(LOGO)
2003 Third Quarterly Report

OVERVIEW

The Company is beginning to realize the benefits from several previously described initiatives. In what remains a challenging economic and competitive environment for the packaging sector, cost reductions coupled with sales price increases have resulted in improved gross margins in 2003 and consequently, improved profitability as compared to the prior year, both on a quarterly, as well as a year to date basis. Earnings for the three months ended September 30, 2003 were $0.18 per share, both basic and diluted, as compared to a loss of $0.08 a share, both basic and diluted, for the same period in 2002. Earnings for the nine months ended September 30, 2003 were $0.38 per share, both basic and diluted, as compared to $0.13 per share, both basic and diluted, for the same period in 2002.

Further cost reductions are expected in 2004. The previously announced consolidation of three existing regional distribution centers into a new facility in Danville, Virginia is expected to be completed in January 2004. In October 2003, the Company announced the planned consolidation of its water-activated tape operations into its Menasha, Wisconsin manufacturing facility during the fourth quarter of 2003. Once completed, the consolidation is expected to provide between $2 million and $3 million in annual cost savings. The Company expects to record a one-time charge in the fourth quarter of 2003 associated with closing its water-activated tape manufacturing facility in Green Bay, Wisconsin. The estimated charge of $2.5 million is to cover the costs of eliminating redundant assets, moving equipment from Green Bay to Menasha and severance costs.

In late September 2003, the Company issued 5,750,000 shares of common stock at an offering price of Cdn$10.00. The net cash proceeds of $40.8 million (Cdn$55.2 million) were used to repay debt. As a consequence of the debt repayment, the Company was also able to obtain a 100 basis point reduction in the cost of its revolving line of credit.

REVIEW OF OPERATIONS

SALES

Sales for the third quarter of 2003 were $159.8 million, an increase of 6.6% over third quarter of 2002 sales of $149.9 million and an increase of 6.4% over second quarter of 2003 sales of $150.2 million. The increase was broad-based across product lines and reflects the Company's investments in developing new products, strengthening product distributor relationships and the incremental sales associated with acquiring the remaining 50% interest in the Company's Portuguese joint venture in late June.

Sales for the first nine months of 2003 were $463.6 million, a 3.0% increase over sales of $450.3 million for the first nine months of 2002.

GROSS PROFIT AND GROSS MARGINS

Gross profit for the third quarter of 2003 totaled $36.3 million at a gross margin of 22.7%, as compared to gross profit of $28.4 million for the third quarter of 2002 at a gross margin of 18.9% (21.3% before one-time charges). The year over year quarterly improvement reflects the benefits of the Company's waste reduction programs implemented earlier this year, the ability to achieve selling price increases as well as selectively introducing lower cost alternative inputs for certain products. The 22.7% gross margin for the third quarter of 2003 matched the gross margin for the second quarter of 2003.

Gross profit for the nine months ended September 30, 2003 totaled $104.2 million at a gross margin of 22.5% as compared to a gross profit of $95.7 million at a margin of 21.3% for the corresponding period in 2002. These margin improvements result from the activities described above.

SELLING, GENERAL AND ADMINSTRATIVE EXPENSES

Selling, general and administrative expenses were $22.3 million for the third quarter of 2003, compared to $22.3 million ($21.0 million excluding one-time charges) for the third quarter of 2002. The increase in expenses was the result of higher selling costs related to increased sales in higher cost distribution channels, particularly the retail channel, and the effects of including the remaining 50% interest in the Portuguese joint venture that was acquired at the end of June 2003. Selling, general and administrative expenses were $65.1 million for the nine months ended September 30, 2003, compared to $63.1 million ($61.7 million excluding one-time charges) for the nine months ended September 30, 2002. The increases in 2003 over 2002 levels primarily resulted from the higher selling costs related to increased sales in higher cost distribution channels, particularly the retail channel.


OPERATING PROFIT

Operating profit (defined as gross profit less selling, general and administrative expenses) was $14.0 million for the third quarter of 2003, compared to $6.1 million ($10.9 million before one-time charges) for the third quarter of 2002. The 28.4% increase in the third quarter of 2003 over the corresponding amount in 2002 before one-time charges was the result of increased sales levels along with improved gross margin.

Operating profit for the nine months ended September 30, 2003 was $39.1 million, compared to $32.7 million ($37.5 million before one-time charges) for the nine months ended September 30, 2002. The 4.3% increase in 2003 over 2002 results before one-time charges was the result of higher levels of sales and improved gross margin.

FINANCIAL EXPENSES

Financial expenses for the third quarter of 2003 were $7.4 million compared to $8.3 million in the third quarter of 2002, a 10.8% reduction. The year to year decrease in financial expenses is the result of substantial debt repayments in the second and third quarters of 2003.
The common stock issuance in late September 2003 that allowed the Company to repay $40.8 million in debt at the end of the quarter, will have a favorable impact on financial expenses beginning with the fourth quarter of 2003.

Financial expenses for the nine months ended September 30, 2003 were $22.9 million compared to $25.2 million for the same period in 2002. The 9.1% decrease in financial expenses is attributable to the second and third quarter debt repayments discussed above, as well as fact that the first quarter of 2002 had higher interest costs than the rest of 2002 due to higher debt levels. On March 31, 2002 the Company issued 5,100,000 shares of common stock raising $47.4 million in net proceeds which were used to repay debt.

EBITDA

For the third quarter of 2003, earnings before interest, taxes, depreciation and amortization (EBITDA) was $20.7 million compared to $12.1 million for the third quarter of 2002. For the nine months ended September 30, 2003, EBITDA was $56.3 million compared to $49.7 million for the same period in 2002.

EBITDA is a non-GAAP financial measurement that the Company believes enhances the understanding of its ongoing operating results, and which is used by management, lenders, and investors in evaluating a company's performance. A reconciliation of the Company's EBITDA is set out in the reconciliation table below:

(in millions of US dollars)

                                 Three Months                Nine Months
Periods ended September 30     2003       2002            2003         2002
___________________________________________________________________________
                                  $          $               $            $
Net Earnings (loss)             6.2       (2.8)           13.0          4.3

  Add Back (deduct):

  Income taxes                 (0.6)      (0.3)            0.1          0.5

  Depreciation and
    Amortization                8.2        7.3            21.6         21.0

  Financial expenses,
    net of amortization         6.9        7.9            21.6         23.9
                               ____       ____            ____         ____

EBITDA                         20.7       12.1            56.3         49.7
                               ____       ____            ____         ____


NET EARNINGS

Net earnings for the third quarter of 2003 were $6.2 million or $0.18 per share, both basic and diluted, compared to a net loss of $2.8 million or $0.08 per share, both basic and diluted for the third quarter of 2002.

Net earnings for the nine months ended September 30, 2003 were $13.0 million or $0.38 per share, both basic and diluted, compared to $4.3 million or $0.13 per share, both basic and diluted, for the nine months ended September 30, 2002.

Income tax expense for the first half of 2003 was based on the Company's historical current income tax expense rate. In recent years, as evidenced in the Company's Annual Report, current taxes have been offset by deferred income tax benefits. The Company has taken a conservative approach to recognizing these deferred benefits, wanting to make sure that the benefits are not recognized prematurely. With nine months of the year's operating results now available, the Company believes it has sufficient information to recognize deferred income tax benefits of $1.9 million in the third quarter of 2003.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operations before changes in non-cash working capital items was $12.5 million for the third quarter of 2003 compared to $5.4 million for the third quarter of 2002. Changes in non-cash working capital items provided $7.7 million in additional cash flows for the three months ended September 30, 2003 compared to using $9.3 million in cash during the same three month period in 2002.

The improved cash flow in the third quarter of 2003 compared to the third quarter of 2002 is the result of improved operating performance and more effective management of payables to vendors. The cash flows for both three month periods benefited from being past the summer plant shutdowns that require inventory buildups. Accounts receivable consumed cash in both three month periods.

Cash from operations before changes in non-cash working capital items was $33.4 million for the nine months ended September 30, 2003 compared to $27.1 million for the nine months ended September 30, 2002. Changes in non-cash working capital items consumed $2.2 million in cash for the nine months ended September 30, 2003 compared to using $20.7 million in cash during the same nine month period in 2002.

Similar to the results for the third quarter, the improved cash flow for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002 is the result of improved operating performance and more effective management of payables to vendors.

LIQUIDITY

The Company has reduced total indebtedness for the three and nine months ended September 30, 2003 (before considering debt assumed in acquiring the remaining 50% interest in the Portuguese joint venture) by $50.2 million and $53.9 million, respectively. Of the total repayments, $40.8 million was from the proceeds of the September 2003 common stock issuance and the balance ($9.4 million for the three months and $13.1 million for the nine months) was from cash generated from operations.
Of the $16.9 million in current installments of long-term debt at September 30, 2003, $16.0 million is due in September 2004.

The Company expects to generate approximately $22.0 million in excess cash (defined as cash flows from operating activities less cash used for investing activities) for the full year. This is down from the original outlook of $29.0 million primarily due to $6.0 million spent in the third quarter of 2003 in settlement of contingent consideration arising from the acquisition of certain assets of Olympian Tape Sales, Inc. d/b/a United Tape Company.

In North America, the Company has a $50.0 million revolving line of credit facility. As at September 30, 2003, $19.2 million was available for future use. The drawn portion includes letters of credit of $3.9 million.

The Company remains in full compliance with all of its financial and other covenants relating to its outstanding debt obligations, and believes that its funds generated through future operations and availability of borrowings under its credit facilities will be sufficient to fund its debt service and working capital requirements for the foreseeable future.

CURRENCY RISK

The Company is subject to currency risks through its Canadian and European operations. Changes in the exchange rates may result in decreases or increases in the foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.

FORWARD-LOOKING STATEMENTS

Certain statements and information set forth in this Quarterly Report, including statements regarding the business and anticipated financial performance of the Company, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.

Some of the factors that could cause such differences include, but are not limited to, inflation and general economic conditions, changes in the level of demand for the Company's products, competitive pricing pressures, and general market trends. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.


Intertape Polymer Group Inc.
Consolidated Earnings (unaudited)
Periods ended September 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

                                     Three months                    Nine months
                              _________________________       _______________________
                                     2003          2002             2003         2002
                              ___________   ___________       __________   __________
                                        $             $                $            $
Sales                             159,798       149,920          463,639      450,314
Cost of sales                     123,489       121,532          359,448      354,566
                              ___________   ___________       __________   __________
Gross profit                       36,309        28,388          104,191       95,748

Selling, general and
  administrative expenses          22,264        22,309           65,076       63,062
Research and development            1,080           926            3,060        2,689
Financial expenses                  7,409         8,297           22,934       25,152
                              ___________   ___________       __________   __________
                                   30,753        31,532           91,070       90,903
                              ___________   ___________       __________   __________
Earnings (loss) before
  income taxes                      5,556        (3,144)          13,121        4,845
Future Income taxes
  (recovery)                         (643)         (357)             118          525
                              ___________   ___________       __________   __________
Net earnings (loss)                 6,199        (2,787)          13,003        4,320
                              ___________   ___________       __________   __________
Earnings (loss) per share
    Basic                            0.18         (0.08)            0.38         0.13
                              ___________   ___________       __________   __________

    Diluted                          0.18         (0.08)            0.38         0.13
                              ___________   ___________       __________   __________


Consolidated Retained Earnings
Periods ended September 30,
(In thousands of US dollars)
(unaudited)

_____________________________________________________________________________________
                                    Three months                     Nine months
                              _________________________       _______________________
                                     2003          2002             2003         2002
                              ___________   ___________       __________   __________
                                        $             $                $            $
Balance, beginning of period       56,918       111,674           50,114      104,567
Net earnings (loss)                 6,199        (2,787)          13,003        4,320
                              ___________   ___________       __________   __________
Balance, end of period             63,117       108,887           63,117      108,887
                              ___________   ___________       __________   __________


Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at
(In thousands of US dollars)

                                   September 30,    September 30,   December 31,
                                            2003             2002           2002
                                     (Unaudited)      (Unaudited)      (Audited)
                                        ________         ________   ____________
                                               $                $              $
ASSETS
Current assets
  Trade receivables (net of allowance
    for doubtful accounts of $3,274
    ($3,552 in September 2002, $3,844
    in December 2002)                     97,034           94,996         86,169
    Other receivables                     10,155           11,137         10,201
    Inventories                           67,128           71,637         60,969
    Parts and supplies                    13,046           12,566         12,377
    Prepaid expenses                       5,917            4,711          7,884
    Future income tax assets               2,397            4,025          2,397
                                          ______           ______         ______
                                         195,677          199,072        179,997
Property, plant and equipment            355,297          357,041        351,530
Other assets                              12,137           12,508         13,178
Goodwill                                 172,007          228,525        158,639

                                         735,118          797,146        703,344
                                         _______          _______        _______
LIABILITIES
Current liabilities
  Bank indebtedness                       18,376          25,992           8,573
  Accounts payable and accrued
    liabilities                           92,739          73,433          80,916
  Instalments on long-term debt           16,886           9,929          29,268
                                        ________         _______         _______
                                         128,001         109,354         118,757
Long-term debt                           234,353         311,722         283,498
Other liabilities                          3,530           3,785           3,550
Future income taxes                        2,623          22,112           4,446
                                        ________         _______         _______
                                         368,507         446,973         410,251
                                        ________         _______         _______
SHAREHOLDERS' EQUITY
Capital stock and share purchase
  warrants                               289,367         238,538         239,185
Retained earnings                         63,117         108,887          50,113
Accumulated currency translation
  adjustments                             14,127           2,748           3,795
                                         _______         _______         _______
                                         366,611         350,173         293,093
                                         _______         _______         _______
                                         735,118         797,146         703,344

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended September 30,
(In thousands of US dollars
(Unaudited)

                                     Three months                    Nine months
                              _________________________       _______________________
                                     2003          2002             2003         2002
                              ___________   ___________       __________   __________
                                        $             $                $            $
OPERATING ACTIVITIES
Net earnings (loss)                 6,199        (2,787)          13,003        4,320
Non-cash items
  Depreciation and amortization     8,226         7,342           21,589       21,006
  Loss on disposal of property,
    plant and equipment                           1,250                         1,250
  Future income taxes              (1,926)         (357)          (1,166)         525
                              ___________   ___________       __________   __________
Cash from operations before
  changes in non-cash working
  capital items                    12,499         5,448           33,426       27,101
                              ___________   ___________       __________   __________
Changes in non-cash working
capital items
  Trade receivables                (6,635)       (5,237)          (9,357)      (8,350)
  Other receivables                   (70)        1,877               46        2,655
  Inventories                       5,029	  4,713           (3,118)        (815)
  Parts and supplies                 (545)         (122)            (669)        (655)
  Prepaid expenses                    212         1,423            2,057        4,744
Accounts payable and accrued
  liabilities                       9,667       (11,981)           8,859      (18,283)
                              ___________   ___________       __________   __________
                                    7,658        (9,327)          (2,182)     (20,704)
                              ___________   ___________       __________   __________
Cash flows from operating
  activities                       20,157        (3,879)          31,244        6,397
                              ___________   ___________       __________   __________

INVESTING ACTIVITIES
Property, plant and equipment      (4,620)       (3,119)          (9,700)      (9,586)
Goodwill                           (6,217)                        (6,217)
Other assets                          (75)       (1,323)            (683)      (3,594)
                               __________   ___________        _________   __________
Cash flows from investing
  activities                      (10,912)       (4,442)         (16,600)     (13,180)
                               __________   ___________        _________   __________
FINANCING ACTIVITIES
Net change in bank indebtedness    (5,762)        6,269            9,413       (2,106)
Repayment of long-term debt       (43,212)       (3,635)         (64,329)     (41,324)
Issue of common shares             42,457         1,716           42,457       49,042
                               __________   ___________        _________   __________
Cash flows from financing
  activities                       (6,517)        4,350          (12,459)       5,612
                               __________   ___________        _________   __________
Net increase (decrease) in
  cash position                     2,728        (3,971)           2,185       (1,171)
Effect of foreign currency
  translation adjustments          (2,728)        3,971           (2,185)       1,171
                               __________   ___________        _________   __________
Cash position, beginning and
  end of period                       ---           ---              ---          ---
                               __________   ___________        _________   __________

NOTE 1.

Basis of Presentation

In the opinion of Management the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.'s (IPG) financial position as at September 30, 2003 and 2002 and December 31, 2002 as well as its results of operations and its cash flows for the three and nine months ended September 30, 2003 and 2002.

While Management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with IPG's annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements.

NOTE 2.

Earnings per Share

The following table provides a reconciliation between basic and diluted earnings per share:

In thousands of US dollars
(Except per share amounts)

_____________________________________________________________________________________
                                    Three months                     Nine months
                              _________________________       _______________________
Periods ended September 30           2003          2002             2003         2002
                              ___________   ___________       __________   __________
                                        $             $                $            $
Net earnings (loss) applicable
  to common shares                  6,199        (2,787)          13,003        4,320
Weighted average number of
  common shares outstanding
  (000s)                           35,302        33,701           34,319       32,470
Effect of dilutive stock
  options and warrants(a)(000s)        96                             90          431
                              ___________   ___________       __________   __________
Weighted average number of
  diluted common shares
  outstanding (a)(000s)            35,398        33,701           34,409       32,901
                              ___________   ___________       __________   __________

Basic earnings (loss) per
  share                              0.18         (0.08)            0.38         0.13
Diluted earnings per share           0.18         (0.08)            0.38         0.13


(a) Diluted earnings per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options and warrants.

NOTE 3.

Accounting for Compensation Programs

As at September 30, 2003 the Company had a stock-based compensation plan, which is described in the 2002 Annual Report. The Company does not record any compensation expense with respect to this plan.

The following table provides a reconciliation between net earnings (loss) and net earnings (loss) per share (basic and diluted) and the pro forma results had compensation cost for the company's stock-based compensation plan been determined using the fair value based method for awards at grant date under the plan:

In thousands of US dollars
(Except per share amounts)

_____________________________________________________________________________________
                                    Three months                     Nine months
                              _________________________       _______________________
Periods ended September 30,          2003          2002             2003         2002
                              ___________   ___________       __________   __________
                                        $             $                $            $
Net earnings (loss)                 6,199        (2,787)          13,003        4,320
Effect of fair value method          (225)         (165)            (621)        (328)
                              ___________   ___________       __________   __________
Pro forma net earnings (loss)       5,974        (2,952)          12,382        3,992
                              ___________   ___________       __________   __________
Basic and diluted earnings
  (loss) per share                   0.18         (0.08)            0.38         0.13
Effect of fair value method         (0.01)        (0.01)           (0.02)       (0.01)
                              ___________   ___________       __________   __________
Pro forma basic and diluted
  earnings (loss) per share          0.17         (0.09)            0.36         0.12
                              ___________   ___________       __________   __________

NOTE 4.

Differences in Accounting Between The United States of America and Canada

Re-pricing of Stock Options

The re-pricing of stock options that occurred in 2001 has resulted, under US GAAP, in variable plan accounting for the re-priced options. Under US GAAP, the Company would not have recorded a non-cash charge for the three months and nine months ended September 30, 2003, but would have recorded a non-cash charge (recovery) of ($1.3) million and $0.9 million for the three months and nine months ended September 30, 2002. The charge would have no income tax consequences for the Company and would reflect the changes in the market price of the common shares.

Accordingly, the Company's net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share would have been unchanged for the three months and nine months ended September 30, 2003 and would be reduced by $1.3 million and $0.9 million, $0.03 (basic), $0.03 (diluted), $0.02 (basic), $0.03 (diluted) respectively for the three months and nine months ended September 30, 2002.

NOTE 5.

Capital Stock

In September 2003, the Company issued 5,750,000 common shares for cash consideration of CAN$57,500,000 - (US$ 42,512,000). The net proceeds after tax benefits were approximately $41,300,000.

In August 2003, the Company issued 238,535 common shares to the USA Employees Stock Ownership and Retirement Savings Plan at a value of US$1,694,000.

In June 2003, the Company issued 1,030,767 common shares to acquire the remaining 50% interest in a joint venture. As explained in Note 7, the transaction was valued at $7,177,000.

In March 2002, the Company issued 5,100,000 common shares for cash consideration of CAN $75,700,000 (US $47,441,000).

The Company's outstanding shares outstanding as at September 30, 2003 and September 30, 2002 were 40,840,376 and 33,821,074, respectively.

Average number of common shares outstanding

                                     Three months                   Nine months
                              _________________________       _______________________
Periods ended September 30,          2003          2002             2003         2002
_______________________________________________________       _______________________
                                        $             $                $            $
CDN GAAP - Basic               35,302,174    33,701,307       34,318,592   32,469,521
CDN GAAP - Diluted             35,397,800    33,701,307       34,409,403   32,900,516
U.S. GAAP -  Basic             35,302,174    33,701,307       34,318,592   32,469,521
U.S. GAAP -  Diluted           35,397,800    33,701,307       34,409,403   32,900,516

NOTE 6.

Financial Expenses

In thousands of US dollars

                                     Three months                     Nine months
                              _________________________       _______________________
Period ended September 30,           2003          2002             2003         2002
_______________________________________________________       _______________________
                                        $             $                $            $
Interest on long term debt          6,671         6,968           20,706       21,463
Other financial expenses              888         1,429            2,678        3,989
Interest capitalized to
  property, plant & equipment        (150)         (100)            (450)        (300)
                                    _____         _____           ______       ______
                                    7,409         8,297           22,934       25,142
                                    _____         _____           ______       ______

NOTE 7.

Acquisition of Business

On June 26, 2003, the Company acquired the remaining 50% equity interest in Filose Portuguesa Filmes Biorientados S. A. (Fibope), a manufacturer and distributor of film products in Portugal.

The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets and liabilities based on their estimated fair values as at the date of the acquisition. The results of Fibope have been included in the Company's consolidated results from the date of acquisition. Previously, the Company had accounted for its investment in Fibope as a joint venture using the proportionate consolidation method.

The purchase price of $7.2 million was settled by the issuance of 1,030,767 common shares of the Company. The terms of the purchase agreement provide for either additional shares to be issued or a cash payment to be made to a maximum of $1.2 million, at the Company's option, if the value of the above shares is below a specified value on December 26, 2004. The issue of any additional shares will have no impact on the recorded amounts and any cash payment will reduce the recorded value of the capital stock of the Company.

The Company acquired assets with a fair value of $11.1 million, including approximately $3.4 million of goodwill, and assumed liabilities of $3.9 million, of which $2.2 million was interest-bearing debt.

NOTE 8.

Goodwill

During July 2003, the Company satisfied a contingent consideration arising from the September 1, 2000 acquisition of certain assets of Olympian Tape Sales, Inc. d/b/a United Tape Company (UTC), by making a $6.0 million cash payment to a third party. The cash payment and certain related expenses have been recorded in the third quarter of 2003 as an increase in the goodwill of $6.2 million arising from the UTC acquisition.

The Company has additional related expenses that are subject to reimbursement in whole or in part from amounts available under an escrow agreement created at the time of the acquisition. Expenses, if any, not reimbursed will be recorded as additional goodwill upon settlement of the escrow account.

Note 9.

Subsequent Event

On October, 14, 2003 the Company announced that it will be consolidating its water-activated tape operations into its Menasha, Wisconsin manufacturing facility. Accordingly, the Company plans to close its manufacturing operation in Green Bay, Wisconsin during the fourth quarter of 2003 and expects to record a charge of approximately $2.5 million against fourth quarter earnings to cover the costs of eliminating redundant assets, moving equipment from Green Bay to Menasha and severance costs.


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